UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TRI-S Security Corporation

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

895578-10-2 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act) or otherwise subject to the liabilities of the that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 4 Pages
CUSIP No. 895578-10-2

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Ronald G. Farrell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

763,637(1)
6. SHARED VOTING POWER

97,087 (2)
7. SOLE DISPOSITIVE POWER

763,637 (1)
8. SHARED DISPOSITIVE POWER

97,087 (2)

9.	860,724

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

24.3%
12.	TYPE OF REPORTING PERSON*

IN

(1)	Represents 711,974 shares owned by RGF Investments, Inc. for which Mr. Farrell has sole investment and voting power.
(2)	Represents 97,087 shares held by Mr. Farrell’s spouse, over which Mr. Farrell may be deemed to have shared voting and dispositive power. Mr. Farrell disclaims beneficial ownership of these shares.

Page 3 of 4 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 13G/A

Item 1	(a).	Name of Issuer:

Tri-S Security Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

Royal Centre One, 11675 Great Oaks Way, Suite 120, Alpharetta, GA 30022

Item 2	(a).	Name of Person Filing:

Ronald G. Farrell

Item 2	(b).	Address of Principal Business Office, or if None, Residence:

Royal Centre One, 11675 Great Oaks Way, Suite 120, Alpharetta, GA 30022

Item 2	(c).	Citizenship:

United States of America.

Item 2	(d).	Title of Class of Securities:

Common Stock, $.001 par value per share (the “Common Stock”).

Item 2	(e).	CUSIP Number:

895578-10-2

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with see § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership.

Page 4 of 4 Pages

(a) Amount beneficially owed:

860,724

(b) Percent of class:

24.3%

(c) Number of shares as to which Reporting Person has:

(i) Sole power to vote to direct the vote:

763,637 shares

(ii) Sole power to dispose or direct the deposition of:

763,637 shares

(iii) Shared power to dispose or to direct the disposition of:

97,087 shares (held by Reporting Person’s spouse).

(iv) Shared power to dispose or to direct the disposition of:

97,087 shares (held by Reporting Person’s spouse).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Member of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007
(Date)

/s/ Ronald G. Farrell
(Signature)

Ronald G. Farrell